November 6, 2012

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:	Double Crown Resources, Inc. File No. 000-53389

Dear Ms. Jenkins:

This will confirm my telephone conversation on this date with Brian McAllister.

In the afternoon of October 25, 2012, our corporate counsel, Diane Dalmy, received a return call in response to her message from Mr. McAllister who verbally granted our request for an extension of time in which to respond to the October 18, 2012 Comment Letter.  A response was originally due  on November 1, 2012.  Our extension of ten (10) business days was granted; therefore, our response is now due November 15, 2012.

The extension was granted based on the fact that the auditors who performed the review initially were dismissed from service and arrangements needed to be made with them to assist Double Crown Resources, Inc. in this review.

Thank you for your understanding and assistance in this matter.

Sincerely,

/s/ Jerry Drew, President
DOUBLE CROWN RESOURCES, INC.

JD/to
cc:  Diane Dalmy

DOUBLE CROWN RESOURCES, INC. (OTCBB:  DDCC)

2312 N. Green Valley Parkway, Suite 1026	Telephone: (707) 961-6016
Henderson, Nevada 89014	Facsimile Transmission: (707) 961-2066
Email: Info@doublecrownresources.com	Website: www.doublecrownresources.com